Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	The Company (1)	The Predecessor (1)
	For the period from January 1, 2011 to September 30, 2011	For the Year Ended December 31,
		2010	2009	2008	2007	2006
Calculation of Earnings:
Add:
Pre-tax income (loss) from continuing operations before adjustment for equity investees	14,171	(3,813)	3,698	2,907	(2,761)	(2,063)
Fixed charges (see below)	42,909	57,211	53,026	55,337	55,145	43,668
Distributed income of equity investees	—	2,714	3,724	3,524	3,973	2,329
Subtract:
Interest capitalized	—	—	—	(242)	(366)	(1,578)

Total earnings before fixed charges	57,080	56,112	60,448	61,526	55,991	42,356

Fixed charges
Interest expensed and capitalized	42,350	56,860	52,691	54,989	54,847	43,668
Interest portion of rent expense	559	351	335	348	298	—

Total fixed charges	42,909	57,211	53,026	55,337	55,145	43,668

Ratio of earnings to fixed charges	1.3	1.0	1.1	1.1	1.0	1.0

(1)	The calculation of earnings and fixed charges includes income from the Company/the Predecessor and our majority owned subsidiaries, the Waikiki Beach Walk entities.